Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands

Niclas Mika - Corporate Communications - +31 6 201 528 63 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML Q1 net sales in line with guidance at EUR 1.65 billion, gross margin 47.2 pct

VELDHOVEN, the Netherlands, 15 April 2015 - ASML Holding N.V. (ASML) today publishes its 2015 first-quarter results.

•	Q1 net sales of EUR 1.65 billion, gross margin 47.2 percent

•	ASML guides Q2 2015 net sales at around EUR 1.6 billion and a gross margin of around 45 percent

(Figures in millions of euros unless otherwise indicated)	Q4 2014	Q1 2015
Net sales	1,494	1,650
of which service and field option sales	409	403

Other income (Co-Investment Program)	20	21

New systems sold (units)	30	39
Used systems sold (units)	5	8
Average Selling Price (ASP) of net system sales	31.0	26.5

Net bookings *	1,387	1,028
Systems backlog *	2,772	2,602

Gross profit	657	779
Gross margin (%)	44.0	47.2

Net income	305	403
EPS (basic; in euro)	0.70	0.93

End-quarter cash and cash equivalents and short-term investments	2,754	2,839

*)	As of Q4 2014 our net bookings and systems backlog include NXE:3350B orders. For the definition of our net bookings and systems backlog see footnote 4 of our US GAAP Consolidated Financial Statements.

A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement

“Our first-quarter net sales came in as guided at 1.65 billion euros, driven by continued strong DRAM memory segment sales in combination with higher foundry segment sales. Our gross margin rose to 47.2 percent, a reflection of product mix as well as better utilization of our production facilities, which was partly offset by unfavorable foreign exchange effects. Our Q2 guidance of around 1.6 billion euros of net sales confirms our earlier expectation that the first half of 2015 will be stronger than the second half of 2014. In memory, our Q1 sales and order book suggest that sales to the DRAM segment will stay healthy in 2015, although more weighted to the first half of the year. In logic, we expect stable sales throughout 2015. Our service and field options sales will likely increase over coming quarters as we benefit from increased adoption of our Holistic Lithography products and the purchase of system node enhancement packages supporting customer node migrations,” ASML President and Chief Executive Officer Peter Wennink said.

“Regarding our EUV program, our focus for 2015 is to continue the recent encouraging progress on source power and productivity, to increase stability and availability of the systems as well as to ship our fourth-generation EUV system, the NXE:3350B.”

Q1 Product Highlights

•	Exposed more than 1000 wafers in a 24-hour period on a NXE:3300B

•	EUV source power upgrade is being rolled out to multiple customer sites

•	Our Overlay and Focus Package for the TWINSCAN NXT:1970Ci, which improves focus uniformity by up to 30 percent and matched machine overlay by more than 30 percent, experienced good adoption by logic customers

•	First orders received for next-generation TWINSCAN NXT:1980Ci immersion tool, aimed at production of critical layers for the next advanced logic nodes.

Outlook

For the second quarter of 2015, ASML expects net sales of around EUR 1.6 billion, a gross margin of around 45 percent, R&D costs of about EUR 265 million, other income of about EUR 21 million — which consists of contributions from participants of the Customer Co-Investment Program — , SG&A costs of about EUR 85 million and an effective tax rate of approximately 11 percent.

Update Share Buyback Program

As part of ASML’s policy to return excess cash to shareholders through dividend and regularly timed share buybacks, ASML has announced its intention to purchase up to EUR 750 million of shares, which it intends to cancel upon repurchase. In addition, ASML announced its intention to purchase up to 3.3 million shares to cover employee stock and stock option plans (ESOPs). Through 29 March 2015, ASML has acquired 1.4 million shares under this program for a total consideration of EUR 129 million. These shares have been purchased to cover ESOPs. The share buyback program will be executed within the limitations of the existing authority granted by the AGM on April 23, 2014 and of the authority granted at future AGMs. The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML’s website (www.asml.com/investors) on a weekly basis.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 PM Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/resultscall. Listen-only access is also available via www.asml.com.

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of 29 March 2015, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended 29 March 2015 as presented in this press release are unaudited.

Regulated Information

This press release constitutes regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments including DRAM and logic, expected trends, systems backlog, IC unit demand, expected financial results, including expected or potential sales, other income, gross margin, earnings per share and expenses, tool orders and expected shipment of tools, productivity of our tools and systems performance, including the continuation of Moore’s law, industry acceptance of EUV, annual revenue opportunity by 2020, expected tax rate, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, the development of EUV technology and the number of EUV systems expected to be shipped and timing of shipments, intention to return excess cash to shareholders, our proposed dividend for 2014 and our intention to repurchase shares. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with the Cymer acquisition and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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